SEC FILE NO. 70-7727
                                           and
                                   SEC FILE NO. 70-8593








                            SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, D.C. 20549






                                CERTIFICATE PURSUANT TO

                                        RULE 24

                              OF PARTIAL COMPLETION OF

                                     TRANSACTIONS










                         GENERAL PUBLIC UTILITIES CORPORATION
                               ENERGY INITIATIVES, INC.




                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549


          - - - - - - - - - - - - - - - - - - - - - -
                                                    :
             In the matter of                       :
             GENERAL PUBLIC UTILITIES CORPORATION   :  Certificate Pursuant
             ENERGY INITIATIVES, INC.               :  to Rule 24 of Partial
                                                    :  Completion of
             SEC File No. 70-7727                   :  Transactions
             SEC File No. 70-8593                   :
             (Public Utility Holding Company Act    :
             of 1935)                               :
                                                    :
          - - - - - - - - - - - - - - - - - - - - - -

          TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

             The  undersigned, General Public Utilities Corporation ("GPU")

          and Energy Initiatives, Inc. ("EI") hereby certify pursuant to Rule 24 of the Rules and Regulations under the Public Utility

          Holding Company Act of 1935 (the "Act"), that certain of the transactions proposed in the Applications, as amended, filed in

          SEC file No. 70-7727 and SEC File No. 70-8593, respectively, have been carried out in accordance with the Commission's Orders dated

          June 14, 1995, December 28, 1994, September 12, 1994, December 18, 1992, and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-7727, and the Commission's Order dated July 6, 1995 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593, as follows:


             The following is reported in accordance with Supplemental Order dated June 14, 1995 for SEC File No. 70-7727:

             1.   Financial Statements

                  A copy  of EI's unaudited  Consolidated Balance Sheet  at
          September 30, 1995 and unaudited Consolidated Statements of Operations for the three and nine-month periods ended September 30, 1995 has been filed separately under a request for






          confidential treatment pursuant to Rule 104(b).

             2.   Business Activities

                  Project Development

                  EI continued preliminary project development of a proposed approximately 280 megawatt ("MW") gas-fired cogeneration facility to be located in Kathleen, Georgia, with energy and capacity to be sold to Georgia Power Company.

                  With respect to its international activities, EI engaged in the following:

                  On July 28, 1995, EI Power, Inc., a wholly owned subsidiary of GPU, acquired all of the stock of Guaracachi
          America,  Inc.   On  July 28,  1995,   Guaracachi  America,  Inc.
          acquired fifty percent of the outstanding stock of Empresa Guaracachi, S.A., a Bolivian electric generating company. GPU, indirectly through its subsidiary Guaracachi America, Inc., invested approximately US$47 million in Empresa Guaracachi, S.A.. Guaracachi America, Inc. and Empresa Guaracachi, S.A., are exempt wholesale generators ("EWG's).

                  EI also continued to engage in other project development activities both domestically and internationally (including in China, South America and Australia).

          Project Related Services

                  EI continued to provide management, administrative and/or operating services to the following projects (either directly or through subsidiaries), in which EI has a direct or indirect ownership interest:

                  Project       Project Owner               Location

                  Marcal      Prime Energy L.P.                NJ
                  Berkeley    OLS Acquisition Corp.            CA
                  Chino       OLS Acquisition Corp.            CA
                  Camarillo   OLS Acquisition Corp.            CA
                  Onondaga    Onondaga Cogeneration L.P.       NY
                  Lake        Lake Cogen L.P.                  FL
                  Pasco       Pasco Cogen L.P.                 FL
                  Syracuse    Project Orange Associates L.P.   NY
                  Ada         Ada Cogeneration L.P.            MI

                  In addition, EI Services Canada Limited (a wholly-owned subsidiary of EI Canada Holding Limited, which in turn is a wholly-owned subsidiary of EI) has commenced start-up of its operations. EI Services Canada Limited, an EWG, was formed to provide operations and maintenance services to EWGs in Canada,






          and will initially provide such services to Brooklyn Energy Limited Partnership, an EWG.

          3.    Guarantees which GPU has Agreed to Grant

                  No matters to be reported.

          4.    Guarantees Issued

                  EI or GPU, for the benefit of EI, has obtained the following standby letters of credit which were effective during the period July 1, 1995 through September 30, 1995:

                  (a) On August 7, 1995, a letter of credit in the face amount of $7,000,000 was issued by Citibank pursuant to its credit agreement with EI("Citibank Credit Agreement") in favor of Georgia Power Company, to support EI's commitment to construct a 300 MW cogeneration facility pursuant to its Power Sales Agreement with Georgia Power Company. The letter of credit carries a fee equal to .5 of 1 percent per annum of the face amount, plus a .10 percent fronting fee, and expires on August 7, 1996.

                  (b) On June 16, 1994, a letter of credit in the face amount of $5,000,000 was issued by Chase Manhattan Bank in favor of Mellon Bank to support debt service coverage on the Onondaga Project. The letter of credit carries a fee equal to 0.7 of 1 percent per annum of the face amount, and expires on June 16, 1997. GPU entered into the related reimbursement agreement.

                  (c) On March 11, 1994, a letter of credit in the face amount of $9,700,000 was issued by Canadian Imperial Bank, in favor of The Mutual Life Assurance Company of Canada to support EI's equity commitment to Brooklyn Energy Limited Partnership, an EWG. The letter of credit carries a fee equal to 0.625 of 1 percent per annum of the face amount, and expires on January 11, 1996. GPU entered into the related reimbursement agreement.

                  On August 14, 1995, the letters of credit in the face amount of $2,000,000 and $3,000,000 issued under the Citibank Credit Agreement on June 29, 1995, were cancelled.

                  On July 14, 1995, a letter of credit in the face amount of $1,300,00, issued by Mellon Bank, N.A. on November 5, 1993, was cancelled.







                  On July 1, 1995, a letter of credit in the face amount of $2,000,000 issued by United Jersey Bank on June 28, 1994, expired.

                  In addition, GPU has guaranteed payments to General Electric Capital Corporation of amounts up to $7,026,000 to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the project lease or chooses not to renew the lease after its initial 11-year term.

             5.   Services obtained from associated companies

                  Services obtained from GPU Service Corporation consisted of (i) administrative, internal auditing, accounting and risk management services; (ii) information services and telecommunications services, and (iii) pension administration services. The total dollar value of such services provided during the period July 1, 1995 through September 30, 1995 was approximately $72,000.

                  In addition, Pennsylvania Electric Company provided consulting services to EI in the amount of approximately $18,000 in support of various foreign and domestic project development activities.

             6.   Services provided to associated companies

                  A description of services provided by EI to associate companies during the period July 1, 1995 through September 30, 1995 has been filed separately under a request for confidential treatment under Rule 104(b).

             7. Investments by GPU in Qualifying Facilities, Exempt Wholesale Generators and Foreign Utility Companies, Percentage of Equity Ownership

                  Set forth below is a summary of the direct or indirect investments by GPU, as of September 30, 1995 in QFs, EWGs and FUCOs, as well as the percentage of equity ownership. All the entities owning equity interests in these investments which are not affiliated with GPU are domestic corporations, with the exception of Polsky Energy Corp. of Brooklyn and Brooklyn Cogen Limited, which are incorporated in Canada, and Cititrust (Bahamas) Limited, which is incorporated in Bahamas.











                               Book Value
                               of GPU       GPU's%
                         QF    Investment   Equity
          Associate      or    at 9/30/95   Owner-  Owners not Affiliated
          Company        EWG   ($000)       ship           with GPU

          Prime Energy LP  QF   $ 7,016     50%  Prudential Insurance Company
                                                    of America

          OLS Power, LP    QF         -     50%  Prudential Insurance Company
                                                    of America

          Onondaga Cogen   QF    17,314     50%  New York Cogenco, Inc.
            LP

          Lake Cogen, LP   QF     4,606     42%  Lake Interests Holding, Inc.

          Project Orange   QF       253      4%  G.A.S. Orange Partners, LP
            Associates, LP                       NCP Syracuse Inc.
                                                 Syracuse Investment Inc.
                                                 Stewart & Stevenson
                                                    Operations, Inc.
                                                 Met Life Capital Corporation

          Ada Cogenera-    QF        23      1%  Cogen Development Co.
            tion, LP                             Coenergy Ventures, Inc.

          Pasco Cogen,     QF    16,220     47%  PAS Power Company
            Ltd.                                 Pasco Int. Holding, Inc.

          FPB Cogeneration QF         -     30%  FPB Cogen, Inc.
            Partners, LP                         FPB California
                                                    Cogeneration Corp.

          Selkirk Cogen   EWG    17,709     20%  JMC Selkirk, Inc.
            Partners LP   and                    Cogen Technologies
                          QF                        Selkirk GP, Inc.
                                                 Cogen Technologies
                                                    Selkirk, LP
                                                 JMCS I Investors, LP

          Brooklyn Energy  EWG      182     75%  Polsky Energy Corp. of
            LP                                      Brooklyn
                                                 Brooklyn CoGen Limited

          Empresa          EWG   47,786     50%  Cititrust (Bahamas)
          Guaracachi S.A.                           Limited


                               Book Value
                               of GPU       GPU's%
                         QF    Investment   Equity
          Associate      or    at 9/30/95   Owner-  Owners not Affiliated
          Company        EWG   ($000)       ship           with GPU

          Guaracachi       EWG   32,684     100%       Not applicable
            America, Inc.

          EI Power, Inc.   EWG   32,820     100%       Not Applicable

                         Inactive
          EI International EWG      (12)    100%       Not Applicable

          EI Services      EWG       59     100%       Not Applicable
          Colombia, Ltda

          Total GPU Investment $176,660





































                  At September 30, 1995, GPU also owned, directly or indirectly, interests in the following EWGs, in which its aggregate investment did not exceed $10,000: EI Barranquilla, Inc.; Barranquilla Lease Holding, Inc.; Los Amigos Leasing Company, Ltd.; International Power Advisors, Inc.; EI Canada Holding Ltd.; EI Services Canada Ltd.; EI Brooklyn Power Ltd.; EI Brooklyn Investment Ltd.; Austin Cogeneration Corporation; Austin Cogeneration Partners, L.P.; Hanover Energy Corporation; EI Power (China), Inc.; China Power Partners, L.P.; EI Power (China)I, Inc.; Ming Jiang Power Partners, L.P.; EI Power (China)II, Inc.; Nanjing Power Partners, L.P.; EI Power (China) III, Inc.; Zhuang He Power Partners, L.P. GPU owns a 50% interest in China Power Partners, L.P., Ming Jiang Power Partners, L.P., Nanjing Power Partners, L.P., and Zhuang He Power Partners, L.P. The remaining interests are owned by Intesol International, Ltd., a Hawaii corporation. GPU owns a 100% interest in each of the other EWGs.

            8. During the period July 1, 1995 through September 30, 1995 there was no intellectual property provided to EI by any associate company, or provided by EI to any associate company.

                         ___________________________________

                  There are no matters to be reported in accordance with Order dated July 6, 1995 in SEC File No. 70-8593 in addition to the investment in Empresa Guaracachi, S.A., described in item 2 above, and the reimbursement agreements described in item 4 above.
























                                      SIGNATURE

                PURSUANT TO THE  REQUIREMENTS OF THE PUBLIC UTILITY HOLDING

          COMPANY  ACT OF 1935, THE UNDERSIGNED  COMPANIES HAVE DULY CAUSED

          THIS  CERTIFICATE TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED

          THEREUNTO DULY AUTHORIZED.



                                 GENERAL PUBLIC UTILITIES CORPORATION



                                 By:
                                    T. G. Howson,
                                    Vice President and Treasurer


                                 ENERGY INITIATIVES, INC.



                                 By:
                                    B. L. Levy, President



          Date: November 16, 1995